Filed Pursuant to Rule 424(b)(5)

Registration No. 333-109802

PROSPECTUS SUPPLEMENT
(To prospectus dated November 26, 2003)

2,600,000 Units

Merrill Lynch & Co., Inc.

Accelerated Return Notes Linked to the

United States Dollar/European Union Euro Exchange Rate

due November 28, 2005

(the “Notes”)

$10 original principal amount per unit

The Notes:

•  There will be no payments prior to maturity and we cannot redeem the Notes prior to maturity.
•  Senior unsecured debt securities of Merrill Lynch & Co., Inc.
    denominated and payable in United States dollars.
•  The Notes are designed for investors who want to participate in any appreciation in the value of the euro relative to the
    United States dollar over the term of the Notes.
•  $25,000 minimum initial investment.
•  Expected settlement date: September 28, 2004.

Payment at maturity:

•  The amount you receive at maturity will be based upon the percentage change in the United States dollar/European
    Union euro exchange rate, a rate which expresses the number of United States dollars which can be exchanged for one
    euro. If the United States dollar/European Union euro
    exchange rate has increased (i.e., if the euro has appreciated in value against the United States dollar) over the term of the Notes, at maturity you will receive a payment per unit equal to $10 plus triple the percentage increase of the United
    States dollar/European Union euro exchange rate, up to a
    maximum payment of $11.29 per unit, as described in this
    prospectus supplement. If the United States dollar/European
    Union euro exchange rate has decreased (i.e., if the euro has depreciated in value against the United States dollar) over the term of the Notes, at maturity you will receive a
    payment per unit based upon that percentage decrease. As a result, at maturity you may receive less and possibly
    significantly less than your initial investment of $10 per unit.

Investing in the Notes involves risks that are described in the “ Risk Factors” section beginning on page S-7 of this prospectus supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Unit	Total
Public offering price	$10.00	$26,000,000
Underwriting discount	$.10	$260,000
Proceeds, before expenses, to Merrill Lynch & Co., Inc.	$9.90	$25,740,000

Merrill Lynch & Co.

The date of this prospectus supplement is September 22, 2004.

Prospectus Supplement

Prospectus

SUMMARY INFORMATION—Q&A

This summary includes questions and answers that highlight selected information from this prospectus supplement and the accompanying prospectus to help you understand the Accelerated Return Notes Linked to the United States Dollar/European Union Euro Exchange Rate due November 28, 2005 (the “Notes”). You should carefully read this prospectus supplement and the accompanying prospectus to fully understand the terms of the Notes, the United States dollar/European Union euro exchange rate (the “USD/EUR Exchange Rate”) and the tax and other considerations that are important to you in making a decision about whether to invest in the Notes. You should carefully review the “Risk Factors” section in this prospectus supplement, which highlights certain risks associated with an investment in the Notes, to determine whether an investment in the Notes is appropriate for you.

References in this prospectus supplement to “ML&Co.”, “we”, “us” and “our” are to Merrill Lynch & Co., Inc.; and references to “MLPF&S” are to Merrill Lynch, Pierce, Fenner & Smith Incorporated.

What are the Notes?

The Notes will be a series of senior debt securities issued by ML&Co. and will not be secured by collateral. The Notes will rank equally with all of our other unsecured and unsubordinated debt. The Notes will mature on November 28, 2005.

Each unit will represent a single Note with an original principal amount of $10. You may transfer the Notes only in whole units. You will not have the right to receive physical certificates evidencing your ownership except under limited circumstances. Instead, we will issue the Notes in the form of a global certificate, which will be held by The Depository Trust Company, also known as DTC, or its nominee. Direct and indirect participants in DTC will record your ownership of the Notes. You should refer to the section entitled “Description of Debt Securities—Depositary” in the accompanying prospectus.

Are there any risks associated with my investment?

Yes, an investment in the Notes is subject to risks, including the risk of loss of principal. Please refer to the section entitled “Risk Factors” in this prospectus supplement.

What does the USD/EUR Exchange Rate reflect?

The USD/EUR Exchange Rate reflects the number of United States dollars for which one euro can be exchanged. The USD/EUR Exchange Rate increases as the value of the euro increases relative to the United States dollar and decreases as the value of the euro declines relative to the United States dollar. The USD/EUR Exchange Rate is more fully described in the section entitled “The USD/EUR Exchange Rate” in this prospectus supplement.

How has the USD/EUR Exchange Rate performed historically?

We have included a table and a graph showing monthly historical values of the USD/EUR Exchange Rate for each month from January 1999 to August 2004 in the section entitled “The USD/EUR Exchange Rate” in this prospectus supplement. We have provided this historical information to help you evaluate the behavior of the euro relative to the United States dollar in various economic environments; however, past performance is not indicative of how the USD/EUR Exchange Rate will perform in the future.

What will I receive upon maturity of the Notes?

At maturity, for each unit of Notes you own, you will receive a payment equal to the “Redemption Amount”. The Redemption Amount to which you will be entitled depends on the change in value of the USD/EUR Exchange Rate over the term of the Notes. The Redemption Amount will be denominated and payable in United States dollars and will be determined as follows:

(i) If the Ending Value is greater than the Starting Value, the Redemption Amount per unit will equal:

$10	+	($30	×	(	Ending Value – Starting Value	))
Starting Value

provided, however, the Redemption Amount will not exceed $11.29 per unit (the “Capped Value”).

(ii) If the Ending Value is equal to or less than the Starting Value, the Redemption Amount per unit will equal:

$10	×	(	Ending Value	)
Starting Value

The “Starting Value” equals 1.2249, the USD/EUR Exchange Rate on September 22, 2004, the date the Notes were priced for initial sale to the public (the “Pricing Date”).

The “Ending Value” will be equal to the USD/EUR Exchange Rate on the seventh scheduled business day prior to the stated maturity date of the Notes, as described in this prospectus supplement.

You should understand that the opportunity to participate in the possible increases in the USD/EUR Exchange Rate through an investment in the Notes is limited because the amount that you receive at maturity will never exceed the Capped Value, which represents an appreciation of 12.90% over the original principal amount of the Notes. However, in the event that the USD/EUR Exchange Rate declines over the term of the Notes, the amount you receive at maturity will be proportionately less than the original principal amount and you may receive less and possibly significantly less than your initial investment of $10 per Note.

For more specific information about the Redemption Amount, please see the section entitled “Description of the Notes” in this prospectus supplement.

Examples

Set forth below are three examples of Redemption Amount calculations:

Example 1—The hypothetical Ending Value is equal to 50% of the Starting Value:

Starting Value: 1.2249

Hypothetical Ending Value: 0.6125

Redemption Amount (per Unit)	=	$10	×	(0.6125)	= $5.00
1.2249

Example 2—The hypothetical Ending Value is equal to 102% of the Starting Value:

Starting Value: 1.2249

Ending Value: 1.2494

Redemption Amount (per Unit)	=	$10	+	($30	×	(1.2494– 1.2249))	= $10.60
1.2249

Example 3—The hypothetical Ending Value is equal to 130% of the Starting Value:

Starting Value: 1.2249

Hypothetical Ending Value: 1.5924

Redemption Amount (per Unit)	=	$10	+	($30	×	(1.5924 – 1.2249))	= $11.29	(Redemption Amount cannot be greater than the Capped Value)
1.2249

Will I receive interest payments on the Notes?

You will not receive any interest payments on the Notes, but will instead receive the Redemption Amount at maturity. We have designed the Notes for investors who are willing to forego market interest payments on the Notes, such as those paid on fixed rate senior non-callable debt securities, in exchange for the ability to participate in changes in the USD/EUR Exchange Rate over the term of the Notes.

What about taxes?

The U.S. federal income tax consequences of an investment in the Notes are complex and uncertain. By purchasing a Note, you and ML&Co. agree, in the absence of an administrative or judicial ruling to the contrary, to characterize a Note for all tax purposes as a pre-paid cash-settled forward contract linked to the value of the USD/EUR Exchange Rate. Under this characterization of the Notes, you should be required to recognize taxable gain or loss to the extent that you receive cash on the maturity date or upon a sale or exchange of a Note prior to the maturity date. In general, unless you qualify for and timely make a special election to treat any such gain or loss as capital gain or loss, any such gain or loss should constitute foreign currency exchange gain or loss which will be characterized as ordinary income or loss. You should review the discussion under the section entitled “United States Federal Income Taxation” in this prospectus supplement.

Will the Notes be listed on a stock exchange?

The Notes will not be listed on any securities exchange and we do not expect a trading market for the Notes to develop, which may affect the price that you receive for your Notes upon any sale prior to maturity. You should review the section entitled “Risk Factors—A trading market for the Notes is not expected to develop” in this prospectus supplement.

What is the role of MLPF&S?

Our subsidiary MLPF&S is the underwriter for the offering and sale of the Notes. After the initial offering, MLPF&S intends to buy and sell Notes to create a secondary market for holders of the Notes, and may stabilize or maintain the market price of the Notes during the initial distribution of the Notes.

However, MLPF&S will not be obligated to engage in any of these market activities or continue them once it has started.

What is ML&Co.?

Merrill Lynch & Co., Inc. is a holding company with various subsidiaries and affiliated companies that provide investment, financing, insurance and related services on a global basis.

For information about ML&Co., see the section entitled “Merrill Lynch & Co., Inc.” in the accompanying prospectus. You should also read other documents ML&Co. has filed with the Securities and Exchange Commission (the “SEC”), which you can find by referring to the section entitled “Where You Can Find More Information” in this prospectus supplement.

What is the role of Merrill Lynch Capital Services, Inc.?

Merrill Lynch Capital Services, Inc. (the “Calculation Agent”) will serve as the Calculation Agent for purposes of, among other things, determining the Ending Value, calculating the Redemption Amount, and obtaining the USD/EUR Exchange Rate. Under certain circumstances, these duties could result in a conflict of interest between the Calculation Agent’s status as our subsidiary and its responsibilities as calculation agent.

RISK FACTORS

Your investment in the Notes will involve risks. You should carefully consider the following discussion of risks before deciding whether an investment in the Notes is suitable for you.

Your investment may result in a loss

We will not repay you a fixed amount of principal on the Notes at maturity. The payment at maturity on the Notes will depend on the change in the USD/EUR Exchange Rate. Because the USD/EUR Exchange Rate is subject to market fluctuations, the amount in United States dollars you receive at maturity may be more or less than the original principal amount of the Notes. If the Ending Value is less than the Starting Value, the Redemption Amount will be less than the original principal amount of the Notes, in which case your investment in the Notes will result in a loss to you. Additionally, although any positive return on the Notes is based on triple the amount of the percentage increase in the USD/EUR Exchange Rate, in no event will the amount you receive at maturity be greater than the Capped Value.

Your yield may be lower than the yield on a standard debt security of comparable maturity

The yield that you will receive on your Notes, which could be negative, may be less than the return you could earn on other investments. Your yield may be less than the yield you would earn if you bought a fixed rate United States dollar-denominated senior non-callable debt security of ML&Co. with the same maturity date. Your investment may not reflect the full opportunity cost to you when you take into account factors that affect the time value of money. Unlike standard senior non-callable debt securities, the Notes do not guarantee the return of a principal amount at maturity.

Your return is limited and will not reflect the return of owning euros

You should understand that the opportunity to participate in the possible increases in the USD/EUR Exchange Rate through an investment in the Notes is limited because the amount that you receive on the maturity date will never exceed the Capped Value, which represents an appreciation of 12.90% over the original principal amount of the Notes. However, in the event that the USD/EUR Exchange Rate declines over the term of the Notes, you will realize the entire decline and will receive less and possibly significantly less than your initial investment of $10 per Note.

In addition, your return will not reflect the return you would realize if you actually owned euros or euro-denominated investments because the USD/EUR Exchange Rate is determined by reference to the euro relative to the United States dollar without taking into consideration the value of the euro relative to other currencies or in other markets.

You must rely on your own evaluation of the merits of an investment linked to the USD/EUR Exchange Rate

In the ordinary course of their businesses, affiliates of ML&Co. from time to time express views on expected movements in foreign currency exchange rates. These views are sometimes communicated to clients who participate in foreign exchange markets. However, these views, depending upon world-wide economic, political and other developments, may vary over differing time-horizons and are subject to change. Moreover, other professionals who deal in foreign currencies may at any time have significantly different views from those of our affiliates. For reasons such as these, we believe that most investors in foreign exchange markets derive information concerning those markets from multiple sources. In connection with your purchase of the Notes, you should investigate the foreign exchange markets and not rely on views which may be expressed by our affiliates in the ordinary course of their businesses with respect to future exchange rate movements.

You should make such investigation as you deem appropriate as to the merits of an investment linked to the USD/EUR Exchange Rate. Neither the offering of the Notes nor any views which may from time to time be expressed by our affiliates in the ordinary course of their businesses with respect to future exchange rate movements constitutes a recommendation as to the merits of an investment in the Notes.

A trading market for the Notes is not expected to develop

The Notes will not be listed on any securities exchange and we do not expect a trading market for the Notes to develop. Although our affiliate MLPF&S has indicated that it expects to bid for Notes offered for sale to it by Note holders, it is not required to do so and may cease making such bids at any time. The limited trading market for your Notes may affect the price that you receive for your Notes if you do not wish to hold your investment until maturity.

The value of the Notes is closely related to changes in the value of the euro relative to the United States dollar

The value of any currency, including the euro and the United States dollar, may be affected by complex political and economic factors. The USD/EUR Exchange Rate is at any moment a result of the supply and demand for the United States dollar and the euro, and changes in the exchange rate result over time from the interaction of many factors directly or indirectly affecting economic and political conditions in the United States and in Europe, particularly member nations of the European Union, as well as economic and political developments in other countries. Of particular importance are the relative rates of inflation, interest rate levels, the balance of payments and the extent of governmental surpluses or deficits in the United States and in Europe, particularly member nations of the European Union, all of which are in turn sensitive to the monetary, fiscal and trade policies pursued by the European Union, the governments of the European Union, the United States and other countries important to international trade and finance.

Foreign exchange rates can either be fixed by sovereign governments or floating. Exchange rates of most economically developed nations, including the United States and the member nations of the European Union, are permitted to fluctuate in value relative to other currencies. However, governments sometimes do not allow their currencies to float freely in response to economic forces. Governments, including those of the United States and the member nations of the European Union, use a variety of techniques, such as intervention by their central bank or imposition of regulatory controls or taxes, to affect the exchange rates of their respective currencies. They may also issue a new currency to replace an existing currency or alter the exchange rate or relative exchange characteristics by devaluation or revaluation of a currency. Thus, a special risk in purchasing the Notes is that their liquidity, trading value and amounts payable could be affected by the actions of sovereign governments which could change or interfere with theretofore freely determined currency valuation, fluctuations in response to other market forces and the movement of currencies across borders. There will be no adjustment or change in the terms of the Notes in the event that exchange rates should become fixed, or in the event of any devaluation or revaluation or imposition of exchange or other regulatory controls or taxes, or in the event of the issuance of a replacement currency or in the event of other developments affecting the United States dollar and the euro, specifically, or any other currency.

Even though currencies trade around-the-clock, your Notes will not

The interbank market in foreign currencies is a global, around-the-clock market. Therefore, the hours of trading for the Notes, to the extent that one exists, will not conform to the hours during which the United States dollar and the euro are traded. Significant price and rate movements may take place in the underlying foreign exchange markets that will not be reflected immediately in the price of the Notes. The possibility of these movements should be taken into account in relating the value of the Notes to those in the underlying foreign exchange markets.

There is no systematic reporting of last-sale information for foreign currencies. Reasonably current bid and offer information is available in certain brokers’ offices, in bank foreign currency trading offices, and to others who wish to subscribe for this information, but this information will not necessarily be reflected in the USD/EUR Exchange Rate used to calculate the amount paid to you in United States dollars at maturity. There is no regulatory requirement that those quotations be firm or revised on a timely basis. The absence of last-sale information and the limited availability of quotations to individual investors may make it difficult for many investors to obtain timely, accurate data about the state of the underlying foreign exchange markets.

Many factors affect the trading value of the Notes; these factors interrelate in complex ways and the effect of any one factor may offset or magnify the effect of another factor

The trading value of the Notes will be affected by factors that interrelate in complex ways. It is important for you to understand that the effect of one factor may offset the increase in the trading value of the Notes caused by another factor and that the effect of one factor may exacerbate the decrease in the trading value of the Notes caused by another factor. For example, a change in the volatility of the USD/EUR Exchange Rate may offset some or all of any increase in the trading value of the Notes attributable to another factor, such as an increase in the value of the euro relative to the United States dollar. The following paragraphs describe the expected impact on the market value of the Notes given a change in a specific factor, assuming all other conditions remain constant.

The USD/EUR Exchange Rate is expected to affect the trading value of the Notes.    We expect that the value of the Notes will depend substantially on the amount, if any, by which the USD/EUR Exchange Rate exceeds or does not exceed the Starting Value. If you choose to sell your Notes when the USD/EUR Exchange Rate exceeds the Starting Value, you may receive substantially less than the amount that would be payable at maturity based on this value because of the expectation that the USD/EUR Exchange Rate will continue to fluctuate until the Ending Value is determined. In addition, because the payment at maturity on the Notes will not exceed the Capped Value, we do not expect that the Notes will trade in the secondary market above the Capped Value.

Changes in the volatility of the USD/EUR Exchange Rate are expected to affect the trading value of the Notes.    Volatility is the term used to describe the size and frequency of price and/or market fluctuations. If the volatility of the USD/EUR Exchange Rate increases or decreases, the trading value of the Notes may be adversely affected.

Changes in the levels of interest rates may affect the trading value of the Notes.    We expect that changes in interest rates may affect the trading value of the Notes. Generally, if United States interest rates increase, the value of outstanding debt securities tend to decline and, conversely, if United States interest rates decrease, the value of outstanding debt securities tend to increase. In addition, increases in United States interest rates relative to interest rates in the European Union may decrease the future value of the United States dollar relative to the euro, as implied by currency futures contracts, which would generally tend to increase the value of the Notes, and decreases in United States interest rates relative to interest rates in the European Union may increase the future value of the United States dollar relative to the euro, as implied by currency futures contracts, which would generally tend to decrease the value of the Notes. Increases in interest rates in the European Union relative to United States interest rates may decrease the future value of the euro relative to the United States dollar, as implied by currency futures contracts, which would tend to decrease the value of the Notes, and decreases in interest rates in the European Union relative to United States interest rates may increase the future value of the euro relative to the United States dollar, as implied by currency futures contracts, which would generally tend to increase the value of the Notes.

As the time remaining to maturity of the Notes decreases, the “time premium” associated with the Notes will decrease.    We anticipate that before their maturity, the Notes may trade at a value above that which would be expected based on the level of the USD/EUR Exchange Rate. This difference will reflect a “time premium”

due to expectations concerning the value of the euro relative to the United States dollar prior to the maturity of the Notes. However, as the time remaining to the maturity of the Notes decreases, we expect that this time premium will decrease, lowering the trading value of the Notes.

Changes in our credit ratings may affect the trading value of the Notes.    Our credit ratings are an assessment of our ability to pay our obligations. Consequently, real or anticipated changes in our credit ratings may affect the trading value of the Notes. However, because the return on your Notes is dependent upon factors in addition to our ability to pay our obligations under the Notes, such as the percentage increase in the USD/EUR Exchange Rate at maturity, an improvement in our credit ratings will not reduce the other investment risks related to the Notes.

In general, assuming all relevant factors are held constant, we expect that the effect on the trading value of the Notes of a given change in some of the factors listed above will be less if it occurs later in the term of the Notes than if it occurs earlier in the term of the Notes. We expect, however, that the effect on the trading value of the Notes of a given change in the USD/EUR Exchange Rate will be greater if it occurs later in the term of the Notes than if it occurs earlier in the term of the Notes.

Potential conflicts of interest could arise

Our subsidiary Merrill Lynch Capital Services, Inc. is our agent for the purposes of, among other things, determining the Ending Value, calculating the Redemption Amount, and obtaining the USD/EUR Exchange Rate. Under certain circumstances, Merrill Lynch Capital Services, Inc.’s role as our subsidiary and its responsibilities as Calculation Agent for the Notes could give rise to conflicts of interest. These conflicts could occur, for instance, in connection with its determination as to whether the USD/EUR Exchange Rate can be obtained on a particular trading day, or in connection with judgments that it would be required to make in the event the USD/EUR Exchange Rate is unavailable. See the section entitled “Description of the Notes—Payment at Maturity” in this prospectus supplement. Merrill Lynch Capital Services, Inc. is required to carry out its duties as calculation agent in good faith and using its reasonable judgment. However, because we control Merrill Lynch Capital Services, Inc., potential conflicts of interest could arise.

We have entered into an arrangement with one of our subsidiaries to hedge the market risks associated with our obligation to pay amounts due at maturity on the Notes. This subsidiary expects to make a profit in connection with this arrangement. We did not seek competitive bids for this arrangement from unaffiliated parties.

Tax consequences are uncertain

You should consider the tax consequences of investing in the Notes, aspects of which are uncertain. See the section entitled “United States Federal Income Taxation” in this prospectus supplement.

DESCRIPTION OF THE NOTES

ML&Co. will issue the Notes as a series of senior debt securities under the 1983 Indenture, which is more fully described in the accompanying prospectus. The Notes will mature on November 28, 2005.

While at maturity a beneficial owner of a Note will receive an amount equal to the Redemption Amount, there will be no other payment of interest, periodic or otherwise. See the section entitled “—Payment at Maturity”.

The Notes will not be subject to redemption by ML&Co. or at the option of any beneficial owner before maturity. If an Event of Default occurs with respect to the Notes, holders of the Notes may accelerate the maturity of the Notes, as described under “—Events of Default and Acceleration” in this prospectus supplement and “Description of Debt Securities—Events of Default” in the accompanying prospectus.

ML&Co. will issue the Notes in denominations of whole units each with an original principal amount of $10 per Note. You may transfer the Notes only in whole units. You will not have the right to receive physical certificates evidencing your ownership except under limited circumstances. Instead, we will issue the Notes in the form of a global certificate, which will be held by The Depository Trust Company, also known as DTC, or its nominee. Direct and indirect participants in DTC will record your ownership of the Notes. You should refer to the section entitled “Description of Debt Securities—Depositary” in the accompanying prospectus.

The Notes will not have the benefit of any sinking fund.

Payment at Maturity

At maturity, a beneficial owner of a Note will be entitled to receive the Redemption Amount of that Note, as provided below.

Determination of the Redemption Amount

The “Redemption Amount” for a Note will be denominated and payable in United States dollars and will be determined by the Calculation Agent as described below.

(i)  If the Ending Value is greater than the Starting Value, the Redemption Amount per unit will equal:

$10	+	($30	×	(	Ending Value – Starting Value	))
Starting Value

provided, however, the Redemption Amount cannot exceed $11.29 per unit (the “Capped Value”).

(ii)  If the Ending Value is equal to or less than the Starting Value, the Redemption Amount per unit will equal:

$10	×	(	Ending Value	)
Starting Value

The “Starting Value” equals 1.2249, the USD/EUR Exchange Rate on the Pricing Date.

The “Ending Value” will equal the USD/EUR Exchange Rate as obtained by the Calculation Agent on the seventh scheduled Business Day prior to the stated maturity date of the Notes, as described in the section entitled “The USD/EUR Exchange Rate” in this prospectus supplement.

“Business Day” means any day other than a Saturday or Sunday that is neither a legal holiday nor a day on which banking institutions in The City of New York are authorized or required by law, regulation or executive order to close and such banks are open for dealing in a foreign exchange and foreign currency deposits.

All determinations made by the Calculation Agent shall be at the sole discretion of the Calculation Agent and, absent a determination of a manifest error, shall be conclusive for all purposes and binding on ML&Co. and the holders and beneficial owners of the Notes.

Hypothetical Returns

The following table illustrates, for a range of hypothetical Ending Values of the USD/EUR Exchange Rate:

•	the percentage change from the Starting Value to the hypothetical Ending Value;

•	the total amount payable at maturity for each Note;

•	the total rate of return to beneficial owners of the Notes;

•	the pretax annualized rate of return to beneficial owners of the Notes; and

•	the pretax annualized rate of return in United States dollars on an investment in the euro.

Hypothetical Ending Value	Percentage change from the Starting Value to the hypothetical Ending Value	Total amount payable at maturity per Note	Total rate of return on the Notes	Pretax Annualized rate of return on the Notes(1)	Pretax Annualized rate of return on an investment in the euro(1)
0.6125	-50%	$5.00	-50.00%	-51.38%	-51.38%
0.7349	-40%	$6.00	-40.00%	-39.31%	-39.31%
0.8574	-30%	$7.00	-30.00%	-28.34%	-28.34%
0.9799	-20%	$8.00	-20.00%	-18.23%	-18.23%
1.1024	-10%	$9.00	-10.00%	-8.83%	-8.83%
1.1269	-8%	$9.20	-8.00%	-7.02%	-7.02%
1.1514	-6%	$9.40	-6.00%	-5.23%	-5.23%
1.1759	-4%	$9.60	-4.00%	-3.47%	-3.47%
1.2004	-2%	$9.80	-2.00%	-1.72%	-1.72%
1.2249(2)	0%	$10.00	0.00%	0.00%	0.00%
1.2494	2%	$10.60	6.00%	5.06%	1.70%
1.2739	4%	$11.20	12.90%	9.95%	3.39%
1.2984	6%	$11.29(3)	12.90%	10.67%	5.06%
1.3229	8%	$11.29	12.90%	10.67%	6.70%
1.3474	10%	$11.29	12.90%	10.67%	8.34%
1.4699	20%	$11.29	12.90%	10.67%	16.25%
1.5924	30%	$11.29	12.90%	10.67%	23.79%

(1)	The annualized rates of return are calculated on a semiannual bond equivalent basis and assume an investment term from September 28, 2004 to November 28, 2005.
(2)	This is the Starting Value.
(3)	The total amount payable at maturity per Note cannot exceed the Capped Value.

The above figures are for purposes of illustration only. The actual Redemption Amount received by investors and the resulting total and pretax annualized rates of return will depend on the actual Ending Value determined as described in this prospectus supplement.

Events of Default and Acceleration

In case an Event of Default with respect to any Notes has occurred and is continuing, the amount payable to a beneficial owner of a Note upon any acceleration permitted by the Notes, with respect to each $10 original principal amount per Note, will be equal to the Redemption Amount, calculated as though the date of acceleration were the stated maturity date of the Notes. If a bankruptcy proceeding is commenced in respect of ML&Co., the claim of the beneficial owner of a Note may be limited, under Section 502(b)(2) of Title 11 of the United States Code, to the $10 original principal amount of each Note plus an additional amount of contingent interest calculated as though the date of the commencement of the proceeding were the maturity date of the Notes.

In case of default in payment of the Notes, whether at their maturity or upon acceleration, from and after that date the Notes will bear interest, payable upon demand of their beneficial owners, at the rate of 1.75% per annum to the extent that payment of any interest is legally enforceable on the unpaid amount due and payable on that date in accordance with the terms of the Notes to the date payment of that amount has been made or duly provided for.

THE USD/EUR EXCHANGE RATE

The USD/EUR Exchange Rate is a foreign exchange spot rate that measures the relative values of two currencies, the United States dollar and the European Union euro expressed as a rate that reflects the amount of United States dollars that can be exchanged for one euro. The following 12 countries use the euro as their official currency: Germany, Belgium, Luxembourg, Spain, France, Ireland, Italy, Netherlands, Austria, Portugal, Finland and Greece. The USD/EUR Exchange Rate increases when the euro appreciates relative to the United States dollar and declines when the euro depreciates relative to the United States dollar.

The USD/EUR Exchange Rate will be the currency exchange rate in the interbank market quoted as one euro in United States dollars as reported by Bloomberg L.P. (“Bloomberg”) on page FXC, or any substitute page thereto. For purposes of determining the Ending Value, the currency exchange rate will be that reported by Bloomberg on page FXC, or any substitute page thereto, or obtained in accordance with any substitute procedure, as described below, at approximately 10:00 a.m. in The City of New York on the relevant date. If the USD/EUR Exchange Rate is not so quoted on Bloomberg page FXC, or any substitute page thereto, then the USD/EUR Exchange Rate will equal the noon buying rate in New York for cable transfers in foreign currencies as announced by the Federal Reserve Bank of New York for customs purposes (the “Noon Buying Rate”). If the Noon Buying Rate is not announced on such date, then the USD/EUR Exchange Rate will be obtained on the basis of the average, arithmetic mean, of the applicable spot quotations received by the Calculation Agent on the relevant date for the purchase or sale for deposits in the relevant currencies by the London offices of three leading banks engaged in the interbank market (selected in the sole discretion of the Calculation Agent) (the “Reference Banks”). If fewer than three Reference Banks provide such spot quotations, then the USD/EUR Exchange Rate will be obtained on the basis of the average, arithmetic mean, of the applicable spot quotations received by the Calculation Agent from two leading commercial banks in New York (selected in the sole discretion of the Calculation Agent), for the purchase or sale for deposits in the relevant currencies. If these spot quotations are available from fewer than two banks, then the Calculation Agent, in its sole discretion, shall determine which quotation is available and reasonable to be used. If no such spot quotation is available, then the USD/EUR Exchange Rate will be the rate the Calculation Agent, in its sole discretion, determines to be fair and reasonable under the circumstances.

The following table sets forth the historical month-end values of the USD/EUR Exchange Rate for each month from January 1999 through August 2004. The historical performance of the USD/EUR Exchange Rate should not be taken as an indication of future performance. Any upward or downward trend in the value of the USD/EUR Exchange Rate during any period set forth below is not any indication that the USD/EUR Exchange Rate is more or less likely to increase or decrease in value at any time during the term of the Notes.

	Monthly Closing Values
	1999	2000	2001	2002	2003	2004
January	1.1362	0.9707	0.9366	0.8593	1.0768	1.2478
February	1.1028	0.9642	0.9236	0.8693	1.0806	1.2493
March	1.0762	0.9553	0.8767	0.8717	1.0915	1.2316
April	1.0570	0.9119	0.8891	0.9005	1.1184	1.1980
May	1.0420	0.9380	0.8453	0.9342	1.1784	1.2188
June	1.0351	0.9525	0.8490	0.9914	1.1511	1.2199
July	1.0711	0.9266	0.8764	0.9776	1.1232	1.2018
August	1.0566	0.8878	0.9123	0.9823	1.0984	1.2183
September	1.0684	0.8827	0.9114	0.9866	1.1656
October	1.0549	0.8489	0.9005	0.9903	1.1593
November	1.0093	0.8729	0.8964	0.9943	1.1995
December	1.0062	0.9427	0.8895	1.0492	1.2595

The following graph sets forth the historical month-end values of the USD/EUR Exchange Rate from January 1999 through August 2004 set forth in the table above. This historical information is furnished as a matter of information only and should not be taken as an indication of future performance. On September 22, 2004, the Pricing Date, the USD/EUR Exchange Rate was 1.2249.

UNITED STATES FEDERAL INCOME TAXATION

The following discussion is based upon the opinion of Sidley Austin Brown & Wood LLP, counsel to ML&Co. (“Tax Counsel”). As the law applicable to the United States federal income taxation of instruments such as the Notes is technical and complex, the discussion below necessarily represents only a general summary. The following summary is based upon laws, regulations, rulings and decisions now in effect, all of which are subject to change (including changes in effective dates) or possible differing interpretations. It deals only with Notes held as capital assets and does not purport to deal with persons in special tax situations, such as financial institutions, insurance companies, regulated investment companies, dealers in securities or currencies, persons holding Notes as a hedge against currency risks, as a position in a “straddle” or as part of a “hedging” or “conversion” transaction for tax purposes, or persons whose functional currency is not the United States dollar. It also does not deal with holders other than original purchasers (except where otherwise specifically noted). Persons considering the purchase of the Notes should consult their own tax advisors concerning the application of United States federal income tax laws to their particular situations as well as any consequences of the purchase, ownership and disposition of the Notes arising under the laws of any other taxing jurisdiction.

As used herein, the term “U.S. Holder” means a beneficial owner of a Note that is for United States federal income tax purposes (i) a citizen or resident of the United States, (ii) a corporation or a partnership (including an entity treated as a corporation or a partnership for United States federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia (unless, in the case of a partnership, Treasury regulations are adopted that provide otherwise), (iii) an estate whose income is subject to U.S. federal income tax regardless of its source, (iv) a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust, or (v) any other person whose income or gain in respect of a Note is effectively connected with the conduct of a United States trade or business. Certain trusts not described in clause (iv) above in existence on August 20, 1996, that elect to be treated as United States persons will also be U.S. Holders for purposes of the following discussion. As used herein, the term “non-U.S. Holder” means a beneficial owner of a Note that is not a U.S. Holder.

General

There are no statutory provisions, regulations, published rulings or judicial decisions addressing or involving the characterization and treatment, for U.S. federal income tax purposes, of the Notes or securities with terms substantially the same as the Notes. Accordingly, the proper United States federal income tax characterization and treatment of the Notes is uncertain. Pursuant to the terms of the Notes, ML&Co. and every holder of a Note agree (in the absence of an administrative determination or judicial ruling to the contrary) to characterize a Note for all tax purposes as a pre-paid cash-settled forward contract linked to the value of the USD/EUR Exchange Rate. In addition, since the amount payable on the maturity date with respect to the Notes (i.e., the Redemption Amount) will be determined by reference to the value of the USD/EUR Exchange Rate, the Notes generally should be subject to the rules governing the U.S. federal income tax treatment of foreign currency linked forward contracts (the “Foreign Currency Rules”). In the opinion of Tax Counsel, such characterization and tax treatment of the Notes, although not the only reasonable characterization and tax treatment, is based on reasonable interpretations of law currently in effect and, even if successfully challenged by the Internal Revenue Service (the “IRS”), will not result in the imposition of penalties. The treatment of the Notes described above is not, however, binding on the IRS or the courts. No statutory, judicial or administrative authority directly addresses the characterization of the Notes or instruments similar to the Notes for U.S. federal income tax purposes, and no ruling is being requested from the IRS with respect to the Notes.

Due to the absence of authorities that directly address instruments that are similar to the Notes, significant aspects of the U.S. federal income tax consequences of an investment in the Notes are not certain, and no assurance can be given that the IRS or the courts will agree with the characterization described above. Accordingly, prospective purchasers are urged to consult their own tax advisors regarding the U.S. federal income tax consequences of an investment in the Notes (including alternative characterizations of the Notes) and with respect to any tax consequences arising under the laws of any state, local or foreign taxing jurisdiction. Unless otherwise stated, the following discussion is based on the assumption that the treatment described above is accepted for United States federal income tax purposes.

Tax Treatment of the Notes

Assuming the characterization of the Notes as set forth above, Tax Counsel believes that the following United States federal income tax consequences should result.

Tax Basis.    A U.S. Holder’s tax basis in a Note will equal the amount paid by the U.S. Holder to acquire the Note.

Payment on the Maturity Date.    Upon the receipt of cash at maturity of the Notes, a U.S. Holder will recognize taxable gain or loss. The amount of such gain or loss will be the extent to which the amount of the cash received differs from the U.S. Holder’s tax basis in the Note. Pursuant to the Foreign Currency Rules, any such gain or loss generally should constitute foreign currency exchange gain or loss which will be characterized as ordinary income or loss. Notwithstanding the foregoing, subject to a number of specified requirements and certain identification and recordkeeping requirements, certain U.S. Holders may elect to treat such foreign currency exchange gain or loss as capital gain or loss. Prospective purchasers are urged to consult their tax advisors regarding the availability of this election with respect to the Notes, the methods of making such an election and the U.S. federal income tax consequences of making such an election with respect to the Notes. If such gain or loss were treated as capital gain or loss, then any such gain or loss would generally be long-term capital gain or loss, as the case may be, assuming the U.S. Holder held the Note for more than one year at maturity. The deductibility of capital losses is subject to certain limitations.

Sale or Exchange of the Notes.    Upon a sale or exchange of a Note prior to the maturity of the Notes, a U.S. Holder will generally recognize taxable gain or loss in an amount equal to the difference between the amount realized on such sale or exchange and such U.S. Holder’s tax basis in the Note so sold or exchanged. Such gain or loss generally should be capital gain or loss. However, pursuant to the Foreign Currency Rules, any portion of such gain or loss that is attributable to changes in the value of the USD/EUR Exchange Rate should constitute foreign currency exchange gain or loss which will be characterized as ordinary income or loss. As discussed above, subject to a number of specified requirements and certain identification and recordkeeping requirements, certain U.S. Holders may elect to treat such foreign currency exchange gain or loss as capital gain or loss. Prospective purchasers are urged to consult their tax advisors regarding the availability of this election with respect to the Notes, the methods of making such an election and the U.S. federal income tax consequences of making such an election with respect to the Notes. Any capital gain or loss recognized with respect to the sale or exchange of a Note will generally be long-term capital gain or loss assuming the U.S. Holder held the Note for more than one year at the time of disposition. As discussed above, the deductibility of capital losses is subject to certain limitations.

Tax Return Disclosure Regulations

Pursuant to recently enacted Treasury regulations (the “Disclosure Regulations”), any taxpayer that has participated in a “reportable transaction” and who is required to file a U.S. federal income tax return must generally attach a disclosure statement disclosing such taxpayer’s participation in the reportable transaction to the taxpayer’s tax return for each taxable year for which the taxpayer participates in the reportable transaction. The Disclosure Regulations provide that, in addition to certain other transactions, a “loss transaction” constitutes a “reportable transaction.” A “loss transaction” is any transaction resulting in the taxpayer claiming a loss under section 165 of the Code in an amount equal to or in excess of certain threshold amounts. The Disclosure Regulations specifically provide that a loss resulting from a “section 988 transaction,” such as a loss realized with respect to the Notes, will constitute a section 165 loss. In the case of individuals or trusts, whether or not the loss flows through from an S corporation or partnership, if the loss arises with respect to a section 988 transaction (as defined in section 988(c)(1) of the Code relating to foreign currency transactions), the applicable loss threshold amount is $50,000 in any single taxable year. Higher loss threshold amounts apply depending upon the taxpayer’s status as a corporation, partnership, or S corporation, as well as certain other factors. It is important to note, however, that the Disclosure Regulations provide that the fact that a transaction is a reportable transaction will not affect the legal determination of whether the taxpayer’s treatment of the transaction is proper.

As previously mentioned, since the amount payable on the maturity date with respect to the Notes (i.e., the Redemption Amount) will be determined by reference to the value of the USD/EUR Exchange Rate, the Notes generally should be subject to the Foreign Currency Rules and the acquisition of a Note should constitute a section 988 transaction. Based upon the foregoing, in the absence of future administrative pronouncements to the contrary, a holder of the Notes that recognizes an exchange loss with respect to the Notes that equals or exceeds the loss threshold amount applicable to such holder may be required to file a disclosure statement (i.e., IRS Form 8886 or substitute form) as an attachment to the holder’s tax return for the first taxable year in which the loss threshold amount is reached and to any subsequent tax return that reflects any amount of such section 165 loss from the Notes. Persons considering the purchase of the Notes should consult their own tax advisors concerning the application of the rules contained in the Disclosure Regulations with respect to an investment in the Notes and to determine their own tax return disclosure obligations, if any, with respect to an investment in the Notes, including any requirement to file IRS Form 8886.

Possible Alternative Tax Treatments of an Investment in the Notes

Due to the absence of authorities that directly address the proper characterization of the Notes, no assurance can be given that the IRS will accept, or that a court will uphold, the characterization and tax treatment described above. Thus, it is possible that other alternative U.S. federal income tax characterizations or treatments of the Notes could apply which, if applied, could significantly affect the timing and the character of the income or loss recognized with respect to the Notes. Accordingly, prospective purchasers are urged to consult their tax advisors regarding the U.S. federal income tax consequences of an investment in the Notes.

Non-U.S. Holders

Based on the treatment of each Note as a pre-paid cash-settled forward contract linked to the value of the USD/EUR Exchange Rate, in the case of a non-U.S. Holder, a payment made with respect to a Note on the maturity date will not be subject to United States withholding tax, provided that such non-U.S. Holder complies with applicable certification requirements, if any, and that such payments are not effectively connected with a United States trade or business of such non-U.S. Holder. Any gain realized upon the sale or other disposition of a Note by a non-U.S. Holder will generally not be subject to U.S. federal income tax if (i) such gain is not effectively connected with a United States trade or business of such non-U.S. Holder and (ii) in the case of an individual non-U.S. Holder, such individual is not present in the United States for 183 days or more in the taxable year of the sale or other disposition, or the gain is not attributable to a fixed place of business maintained by such individual in the United States, and such individual does not have a “tax home” (as defined for United States federal income tax purposes) in the United States.

As discussed above, alternative characterizations of the Notes for U.S. federal income tax purposes are possible. Should an alternative characterization of the Notes, by reason of a change or clarification of the law, by regulation or otherwise, cause payments with respect to the Notes to become subject to withholding tax, ML&Co. will withhold tax at the applicable statutory rate. Prospective non-U.S. Holders of the Notes should consult their own tax advisors in this regard.

Backup Withholding

A beneficial owner of a Note may be subject to backup withholding at the applicable statutory rate of U.S. federal income tax on certain amounts paid to the beneficial owner unless such beneficial owner provides proof of an applicable exemption or a correct taxpayer identification number, and otherwise complies with applicable requirements of the backup withholding rules.

Any amounts withheld under the backup withholding rules from a payment to a beneficial owner would be allowed as a refund or a credit against such beneficial owner’s U.S. federal income tax provided the required information is furnished to the IRS.

ERISA CONSIDERATIONS

Each fiduciary of a pension, profit-sharing or other employee benefit plan (a “plan”) subject to the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), should consider the fiduciary standards of ERISA in the context of the plan’s particular circumstances before authorizing an investment in the Notes. Accordingly, among other factors, the fiduciary should consider whether the investment would satisfy the prudence and diversification requirements of ERISA and would be consistent with the documents and instruments governing the plan, and whether the investment would involve a prohibited transaction under Section 406 of ERISA or Section 4975 of the Internal Revenue Code (the “Code”).

Section 406 of ERISA and Section 4975 of the Code prohibit plans, as well as individual retirement accounts and Keogh plans subject to Section 4975 of the Internal Revenue Code (also “plans”) from engaging in certain transactions involving “plan assets” with persons who are “parties in interest” under ERISA or “disqualified persons” under the Code (“parties in interest”) with respect to the plan or account. A violation of these prohibited transaction rules may result in civil penalties or other liabilities under ERISA and/or an excise tax under Section 4975 of the Code for those persons, unless exemptive relief is available under an applicable statutory, regulatory or administrative exemption. Certain employee benefit plans and arrangements including those that are governmental plans (as defined in section 3(32) of ERISA), certain church plans (as defined in Section 3(33) of ERISA) and foreign plans (as described in Section 4(b)(4) of ERISA) (“non-ERISA arrangements”) are not subject to the requirements of ERISA or Section 4975 of the Code but may be subject to similar provisions under applicable federal, state, local, foreign or other regulations, rules or laws (“similar laws”).

The acquisition of the Notes by a plan with respect to which we, MLPF&S, or certain of our affiliates is or becomes a party in interest may constitute or result in prohibited transaction under ERISA or Section 4975 of the Code, unless those Notes are acquired pursuant to and in accordance with an applicable exemption. The U.S. Department of Labor has issued five prohibited transaction class exemptions, or “PTCEs”, that may provide exemptive relief if required for direct or indirect prohibited transactions that may arise from the purchase or holding of the Notes. These exemptions are:

(1)	PTCE 84-14, an exemption for certain transactions determined or effected by independent qualified professional asset managers;

(2)	PTCE 90-1, an exemption for certain transactions involving insurance company pooled separate accounts;

(3)	PTCE 91-38, an exemption for certain transactions involving bank collective investment funds;

(4)	PTCE 95-60, an exemption for transactions involving certain insurance company general accounts; and

(5)	PTCE 96-23, an exemption for plan asset transactions managed by in-house asset managers.

The Notes may not be purchased or held by (1) any plan, (2) any entity whose underlying assets include “plan assets” by reason of any plan’s investment in the entity (a “plan asset entity”) or (3) any person investing “plan assets” of any plan, unless in each case the purchaser or holder is eligible for the exemptive relief available under one or more of the PTCEs listed above or another applicable similar exemption. Any purchaser or holder of the Notes or any interest in the Notes will be deemed to have represented by its purchase and holding of the Notes that it either (1) is not a plan or a plan asset entity and is not purchasing those Notes on behalf of or with “plan assets” of any plan or plan asset entity or (2) with respect to the purchase or holding, is eligible for the exemptive relief available under any of the PTCEs listed above or another applicable exemption. In addition, any purchaser or holder of the Notes or any interest in the Notes which is a non-ERISA arrangement will be deemed to have represented by its purchase and holding of the Notes that its purchase and holding will not violate the provisions of any similar law.

Due to the complexity of these rules and the penalties that may be imposed upon persons involved in non-exempt prohibited transactions, it is important that fiduciaries or other persons considering purchasing the Notes on behalf of or with “plan assets” of any plan, plan asset entity or non-ERISA arrangement consult with their counsel regarding the availability of exemptive relief under any of the PTCEs listed above or any other applicable exemption, or the potential consequences of any purchase or holding under similar laws, as applicable.

USE OF PROCEEDS AND HEDGING

The net proceeds from the sale of the Notes will be used as described under “Use of Proceeds” in the accompanying prospectus and to hedge market risks of ML&Co. associated with its obligation to pay the Redemption Amount.

WHERE YOU CAN FIND MORE INFORMATION

We file reports, proxy statements and other information with the SEC. Our SEC filings are also available over the Internet at the SEC’s web site at http://www.sec.gov. The address of the SEC’s Internet site is provided solely for the information of prospective investors and is not intended to be an active link. You may also read and copy any document we file at the SEC’s public reference rooms in Washington, D.C. Please call the SEC at 1-800-SEC-0330 for more information on the public reference rooms and their copy charges. You may also inspect our SEC reports and other information at the New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005.

We have filed a registration statement on Form S-3 with the SEC covering the Notes and other securities. For further information on ML&Co. and the Notes, you should refer to our registration statement and its exhibits. The prospectus accompanying this prospectus supplement summarizes material provisions of contracts and other documents that we refer you to. Because the prospectus may not contain all the information that you may find important, you should review the full text of these documents. We have included copies of these documents as exhibits to our registration statement.

You should rely only on the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus. We have not, and the underwriter has not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriter is not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted.

You should assume that the information appearing in this prospectus supplement and the accompanying prospectus is accurate as of the date on the front cover of this prospectus supplement only. Our business, financial condition and results of operations may have changed since that date.

UNDERWRITING

MLPF&S, the underwriter of the offering, has agreed, subject to the terms and conditions of the underwriting agreement and a terms agreement, to purchase from ML&Co. $26,000,000 aggregate original principal amount of Notes. The underwriting agreement provides that the obligations of the underwriter are subject to certain conditions and that the underwriter will be obligated to purchase all of the Notes if any are purchased.

The underwriter has advised ML&Co. that it proposes initially to offer all or part of the Notes directly to the public at the offering price set forth on the cover page of this prospectus supplement. After the initial public offering, the public offering price may be changed. The underwriter is offering the Notes subject to receipt and acceptance and subject to the underwriter’s right to reject any order in whole or in part. Proceeds to be received by ML&Co. will be net of the underwriting discount and expenses payable by ML&Co.

MLPF&S, a broker-dealer subsidiary of ML&Co., is a member of the National Association of Securities Dealers, Inc. (the “NASD”) and will participate in distributions of the Notes. Accordingly, offerings of the Notes will conform to the requirements of Rule 2720 of the Conduct Rules of the NASD.

The underwriter is permitted to engage in certain transactions that stabilize the price of the Notes. These transactions consist of bids or purchases for the purpose of pegging, fixing or maintaining the price of the Notes.

If the underwriter creates a short position in the Notes in connection with the offering, i.e., if it sells more Notes than are set forth on the cover page of this prospectus supplement, the underwriter may reduce that short position by purchasing Notes in the open market. In general, purchases of a security for the purpose of stabilization or to reduce a short position could cause the price of the security to be higher than it might be in the absence of these purchases. “Naked” short sales are sales in excess of the underwriter’s overallotment option or, where no overallotment option exists, sales in excess of the number of units an underwriter has agreed to purchase from the issuer. Because MLPF&S, as underwriter for the Notes, has no overallotment option, it would be required to close out a short position in the Notes by purchasing Notes in the open market. Neither ML&Co. nor the underwriter makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the Notes. In addition, neither ML&Co. nor the underwriter makes any representation that the underwriter will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

MLPF&S may use this prospectus supplement and the accompanying prospectus for offers and sales related to market-making transactions in the Notes. MLPF&S may act as principal or agent in these transactions, and the sales will be made at prices related to prevailing market prices at the time of sale.

VALIDITY OF THE NOTES

The validity of the Notes will be passed upon for ML&Co. and for the underwriter by Sidley Austin Brown & Wood LLP, New York, New York.

EXPERTS

The restated consolidated financial statements and the related restated financial statement schedule incorporated herein by reference from the Current Report on Form 8-K of Merrill Lynch & Co., Inc. and subsidiaries dated May 4, 2004 for the year ended December 26, 2003 have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports dated March 1, 2004 (May 4, 2004 as to Note 2) (which express unqualified opinions, and which report on the consolidated financial statements includes an explanatory paragraph for the change in accounting method in 2002 for goodwill amortization to conform to Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets, and for the change in accounting method in 2004 for stock-based compensation to conform to Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation, as amended by Statement of Financial Accounting Standards No. 148, Accounting for Stock-Based Compensation—Transition and Disclosure, by retroactively restating its 2003, 2002 and 2001 consolidated financial statements), which are incorporated herein by reference, and have been so incorporated in reliance upon the reports of that firm given upon their authority as experts in accounting and auditing.

With respect to the unaudited condensed consolidated financial statements for the periods ended March 26, 2004 and March 28, 2003 and June 25, 2004 and June 27, 2003, which are incorporated herein by reference, Deloitte & Touche LLP have applied limited procedures in accordance with the standards of the Public Company Accounting Oversight Board (United States). However, as stated in their report included in Merrill Lynch & Co., Inc. and subsidiaries’ Quarterly Report on Form 10-Q for the quarters ended March 26, 2004 and June 25, 2004 and incorporated by reference herein, they did not audit and they do not express an opinion on those unaudited condensed consolidated financial statements. Accordingly, the degree of reliance on their reports on that information should be restricted in light of the limited nature of the review procedures applied. Deloitte & Touche LLP are not subject to the liability provisions of Section 11 of the Securities Act of 1933 for their reports on the unaudited condensed consolidated financial statements because none of those reports is a “report” or “part” of the registration statement prepared or certified by an accountant within the meaning of Sections 7 and 11 of the Act.

INDEX OF CERTAIN DEFINED TERMS

Page
Business Day	S-12
Calculation Agent	S-6
Capped Value	S-4
Ending Value	S-4
Notes	S-1
Pricing Date	S-4
Redemption Amount	S-3
Starting Value	S-4
USD/EUR Exchange Rate	S-3

2,600,000 Units

Merrill Lynch & Co., Inc.

Accelerated Return Notes Linked to the United States Dollar/European Union Euro Exchange Rate

due November 28, 2005

(the “Notes”)

$10 original principal amount per unit

PROSPECTUS SUPPLEMENT

Merrill Lynch & Co.

September 22, 2004